SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 6
                                     TO
                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

             COPY TO:                                     and to:
         BLAINE V. FOGG, ESQ.                       DAVID L. FINKELMAN, ESQ.
 Skadden, Arps, Slate, Meagher & Flom LLP        Stroock & Stroock & Lavan LLP
        919 Third Avenue                                180 Maiden Lane
     New York, New York 10022                       New York, New York 10038
    Telephone: (212) 735-3000                      Telephone: (212) 806-5400

                             DECEMBER 15, 1999
   (Date Tender Offer First Published, Sent or Given to Security Holders)

                         CALCULATION OF FILING FEE


            TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
                   $193,509,856                                 $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:    $38,702           Filing party: Torque Acquisition
                                                             Co., L.L.C.
Form or registration no.:  Schedule 14D-1    Date filed:   December 15, 1999



                                INTRODUCTION


        This Amendment No. 6 to an Issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement") amends and supplements the Statement originally filed on December 15, 1999 by Gleason Corporation (the "Company") relating to the joint third-party tender offer by Torque Acquisition Co., L.L.C. ("Acquisition Company" and, together with the Company, the "Purchasers"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), and a self-tender offer by the Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of the Company tendered pursuant to the Offer, at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999 and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

               The Company hereby amends and supplements the Schedule 13E-4 as follows:

ITEM 8.        ADDITIONAL INFORMATION.

               On January 26, 2000, Murray Devine & Co., Inc. ("Murray Devine"), valuation consultants, presented their valuation opinion of the Company to the Board of Directors of the Company to the effect that, before giving effect to the Offer and the Merger and the transactions contemplated thereby, the aggregate value of the Company's net assets, at fair value and present saleable value, would exceed (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business, by an amount at least equal to the funds required to effect the Offer and the Merger and the transactions contemplated thereby, plus the par value of the stated capital of the Company. A copy of the Murray Devine opinion is attached hereto as Exhibit
(g)(11) and is incorporated herein by reference.

               On January 28, 2000, Acquisition Company and the Company announced that they are extending the Offer until 12:00 midnight, New York City time, on Thursday, February 10, 2000. The Offer had originally been scheduled to expire at midnight on January 27, 2000. The terms of the extended Offer are the same as the original Offer as set forth in the
Schedule 14D-1 filed with the Securities and Exchange Commission on December 15, 1999.

               According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of midnight on January 27, 2000, 5,186,109 Shares (including 160,620 Shares tendered pursuant to notices of guaranteed delivery), or approximately 64.4% of the public Shares available to be tendered, have been validly tendered and not withdrawn pursuant to the Offer. A copy of the press release release is attached hereto as Exhibit
(g)(12) and is incorporated herein by reference.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 is hereby amended and supplemented as follows:

(g)(11) Opinion from Murray, Devine & Co., Inc., dated January 26, 2000, attached as Exhibit (g) (11) to the Schedule 14D-1 and incorporated herein by reference.

(g)(12)        Press release, dated January 28, 2000, attached as Exhibit
               (g) (12) to the Schedule 14D-1 and incorporated herein by reference.


                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 28, 2000             GLEASON CORPORATION

                                    By:  /s/ EDWARD J. PELTA
                                         -------------------------
                                    Name:   Edward J. Pelta
                                    Title:  Vice President, General Counsel
                                            and Secretary



                               EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

(g)(11) Opinion from Murray, Devine & Co., Inc., dated January 26, 2000, attached as Exhibit (g) (11) to the Schedule 14D-1 and incorporated herein by reference.

(g)(12)        Press release, dated January 28, 2000, attached as Exhibit
               (g) (12) to the Schedule 14D-1 and incorporated herein by reference.